

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

> **Re:** **China Du Kang Co., Ltd.**
> **Form 10–12g, Amendment 7**
> **Filed March 24, 2011**
> **Forms 10-K for Fiscal Years Ended**
> **December 31, 2009 and December 31, 2010**
> **File No.: 0-53833**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1. We note the royalty payments in the agency and licensing agreements. Please revise to disclose the potential range of royalty payments.

Risk Factors, page 15

2. Please explain the references to Fast More and CCEC in the last risk factor on page 15.

<u>Certain Relationships and Related Transactions, page 41</u>

3. We reissue comment five from our February 23, 2011 letter. Please disclose the <u>nature of the affiliation</u> for <u>each company</u> disclosed in this section. In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of the loans from third parties.

<u>Exhibits</u>

4. We partially reissue comment 15 of our February 23, 2011 letter. Please file the license agreement with Shanxi Baishui Xingjijiu Marketing Co., Ltd. Also, we note the major suppliers listed in the notes to the financial statements. Please include disclosure in the business section and file any material agreements with major suppliers as exhibits.

5. We reissue our previous comment 16 from our February 23, 2011 letter. Please file exhibits 10.45, 10.46, and 10.46.1 in their entirety. In addition, we note that the exhibits index lists two exhibits as Exhibit 10.45 that were to be filed with this Form 10. Only one of these agreements was filed as an exhibit. Please file the other exhibit. Lastly, exhibits 10.47, 10.49, 10.50 and 10.51 have not been filed with this Form 10, as indicated in the exhibits index.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

6. We reissue comment 17 of our letter dated February 23, 2011. Please amend your Form 10-K to comply with the comments issued above and in our prior letter on the Form 10, as applicable.

7. We reissue comment 18 of our February 23, 2011 letter. Please include the signature of your controller or principal accounting officer. Please refer to Instruction D(2)(b) to the Form 10-K.

<u>Forms 10-Q</u>

8. We reissue comment 19 of our letter dated February 23, 2011. Please amend your Forms 10-Q to comply with the comments issued on the Form 10 both in this letter and in the prior comment letters, as applicable.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Liquidity and Capital Resources, page 35</u>

9. Please revise the format of the table on page 35 in order for the information in the table to be easily understandable. Currently some of the columns and rows appear misaligned.

Item 9A(T). Controls and Procedures, page 38

Management's Annual Report on Internal Control Over Financial Reporting, page 38

10. It does not appear that your Form 10-K includes a report of management's assessment of internal control over financial reporting as of December 31, 2010 and related disclosures. Please amend your Form 10-K to provide the disclosures required by Item 308T(a) of Regulation S-K. Tell us how you considered management's lack of experience with U.S. GAAP in your reporting of material weaknesses.

11. We note that you evaluated disclosure controls and procedures (DC&P) as of December 31, 2009. Please provide your conclusions on the effectiveness of DC&P as of December 31, 2010. In addition, if you elect to define DC&P, provide definitions consistent with that in Exchange Act Rule 13a-15(e). Last, in performing your assessment of DC&P, consider the failure to perform or complete the report on internal control over financial reporting in determining the effectiveness of your DC&P as of December 31, 2010, pursuant to Item 307 of Regulation S-K.

Signatures

12. Please amend to include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K.

Exhibits 31 and 32

13. Please file the Rule 13a-14(a)/15d-14(a) and Section 1350 certifications within Exhibits 31 and 32, respectively, pursuant to Item 601(b)(31) and (32) of Regulation S-K.

General

14. Please amend your Form 10-K to comply with the comments issued on the Form 10, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director